

Mail Stop 7010

September 5, 2006

Mr. Christopher F. Virgulak
Executive Vice President and Chief Financial Officer
General Cable Corporation
4 Tesseneer Drive
Highland Heights, KY 41076-9753

> **RE:** **General Cable Corporation**
> **Form 10-K for the Fiscal Year ended December 31, 2005**
> **Filed March 15, 2006**
> **Form 10-Q for the Quarterly Period ended June 30, 2006**
> **Filed August 9, 2006**
> **File No. 001-12983**

Dear Mr. Virgulak:

We have reviewed your response letter dated August 9, 2006 to our letter dated July 28, 2006 and the supplemental information provided to us on August 28, 2006 and have the following comments. If you disagree with a comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year ended December 31, 2005

Note 19. Segment Information, page 85

1. We have reviewed your response to our prior comments 3 and 4 from our letter dated July 28, 2006 and the information that you supplementally provided to us

on August 28, 2006. It remains unclear to us how you have determined that you have only three reportable segments.

Specifically, with respect to your Industrial & Specialty Segment, we note the following:

- On page 12 of your letter dated August 9, 2006, you state, "the operating segments included in this reportable segment are primarily driven by the same long-term economic factor, that is, the level of industrial activity including repairs and maintenance and automation of existing facilities and the construction of new facilities." However, it is unclear how the economic factors driving auto repairs would be the same as those driving construction. Similarly, it is unclear how the economic factors driving factory maintenance would be consistently similar to those driving the construction of new facilities, as we would except that in some cases, a customer would choose to do one or the other, depending on the prevailing economic factors.

- Based on the information that you provided to us on August 28, 2006, we note that the gross margins and operating margins for your Automotive business and Industrial business are significantly different from the other businesses that you have aggregated into your Industrial & Specialty segment. We also note that the remaining businesses that have been aggregated into this segment do not appear to trend consistently over the past five years, as some businesses have shown a greater decrease or increase compared to the other businesses.

- We note your response on page 12 that the operating margins of the Automotive operating segment are higher than the overall Industrial & Specialty segment in part because of the internal transfer pricing mechanism that is utilized. You also state that if Automotive is externally reported, additional costs would be allocated to it. However, we draw your attention to paragraph 29 of SFAS 131, which states that "the amount of each segment item reported shall be the measure reported to the chief operating decision maker…" In addition, please note paragraphs 79 and 80 of SFAS 131, which state that the Board decided to retain an approach that requires separate reporting of segments, regardless of whether or not transfer prices are based on quoted market prices.

- We also note, based on appendix IV of your response dated August 9, 2006, that although Automotive revenue only represents 3% of consolidated revenue, it still breaches the quantitative threshold in paragraph 18.b of SFAS 131.

- We further note in your response on page 13, item d, that you expect the operating segment margins for Carol and Industrial to continue to vary for the next 18 to 24 months.

- Finally, we assume that your Silec acquisition forms a large part of the Europe operating segment. If our understanding is correct, we would expect that Europe will be economically dissimilar from the other operating segments, based on your statement on page 4 of your letter dated August 9, 2006, that "a key part of our acquisition strategy involves buying companies at net book value or less that have been dealing with operational issues or have been marginalized by competitors and…[creating] income accretive operations."

As such, your basis for aggregating the operating segments within your Industrial & Specialty reportable segment remain unclear.

It is also unclear to us how you determined to aggregate the businesses within your Communications segment. We note your response on page 14 of the letter dated August 9, 2006 that, "the Company considers the difference in reported financial results between the OVD operating segment and the Datacom segment as being one more of timing and the need to significantly reduce our cost position in Datacom manufacturing than one due to different economic drivers." This statement indicates that, for the periods presented in your Form 10-K, the OVD and Datacom operating segments did not experience similar economic characteristics. Based on the information provided on August 28, 2006, we also note that the gross margins and the operating margins of each of your businesses within your Communications segment have fluctuated significantly and differently from each other, further demonstrating that these operating segments are not economically similar.

We note your response on pages 14 and 15 of your letter dated August 9, 2006, that under your Energy segment, the product offering in Europe is identical to that of your North American Utility business and your European business also experiences similar economic influences and utilizes similar production processes. However, based on the information provided on August 28, 2006, the operating segments that you have aggregated into the Energy segment appear to have experienced neither consistent gross margins or operating margins nor similar trends in gross margins or operating margins over the past five years.

Paragraph 17 of SFAS 131 states that in order to aggregate operating segments into a reportable segment, they must have similar economic characteristics. After consideration of the above, it does not appear that each of the businesses that you have aggregated into your current reportable segments have experienced similar economic characteristics. Therefore, please amend your Form 10-K for year ended December 31, 2005 and any subsequent filings on Form 10-Q to include segment disclosures as required in paragraphs 25 through 28 and 33 of SFAS 131. Specifically, it appears that each of your operating segments should be separately presented, except to the extent that they do not meet the quantitative thresholds in paragraph 18 of SFAS 131.

We remind you that when you file your restated Form 10-K for December 31, 2005, and your restated Form 10-Q for the quarters ended March 31, 2006 and June 30, 2006, you should appropriately address the following:

- an explanatory paragraph in the audit opinion,

- full compliance with SFAS 154, paragraphs 25 and 26,
- fully update all affected portions of the document, including MD&A,
- Item 9A. disclosures that include the following:
  - o a discussion of the restatement and the facts and circumstances surrounding it,
  - o how the restatement impacted the CEO and CFO's conclusions regarding the effectiveness of their disclosure controls and procedures,
  - o changes to internal controls over financial reporting, and
  - o anticipated changes to disclosure controls and procedures and/or internal controls over financial reporting to prevent future misstatements of a similar nature.

  Refer to Items 307 and 308(c) of Regulation S-K.
- updated reports from management and your independent auditors regarding your internal controls over financial reporting.
- updated certifications.

Please be advised that you are required to disclose the information listed under Item 4.02(a) of Form 8-K within four days of your conclusion that previously issued financial statements cannot be relied upon.

Form 10-Q for the Quarterly Period ended June 30, 2006

Management's Discussion and Analysis of Financial Condition and Results of Operations

Current Business Environment, page 40

2. We note your disclosure on page 40 that as a result of delays in customer shipments into the third quarter, you benefited from copper hedge positions that were closed prior to the recognition of the hedged sales transactions, and as a result of the LIFO inventory method, you recognized $8.5 million in reduced material cost. Please explain in more detail to us the reason you recognized the $8.5 million in the second quarter. We assume that you accounted for these copper hedges as cash flow hedges. Accordingly, please tell us your consideration of paragraphs 32(b) and 31 of SFAS 133. Specifically, paragraph 32(b) states that an entity shall discontinue a cash flow hedge prospectively when a derivative is terminated. Paragraph 32 then states that the net gain or loss shall remain in accumulated other comprehensive income and be reclassified into earnings as specified in paragraph 31, that is, when the asset acquired affects earnings. Because the copper assets will affect earnings in some period after the second quarter of fiscal 2006, it is unclear why you recognized the $8.5 million in the second quarter.

Liquidity and Capital Resources, page 52

3. We note your response to our prior comment 3 in your letter dated July 12, 2006 that one of the reasons for the significant increase in your accounts receivables from December 31, 2004 to December 31, 2005 is the $91 million related to the Silec and Beru acquisitions. However, we note that as of June 30, 2006, your days sales outstanding has continued to grow. As such, please explain to us and include in your liquidity and capital resources discussion in future filings, the reason for the increase in your accounts receivables and days sales outstanding ratio.

*   *   *   *

Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a supplemental response letter that keys your responses to our comments and provides any requested supplemental information. Detailed letters greatly facilitate our review. Please file your supplemental response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

If you have any questions regarding these comments, please direct them to Ryan Rohn, Staff Accountant, at (202) 551-3739 or, in his absence, to the undersigned at (202) 551-3255.

Sincerely,

Nili Shah
Accounting Branch Chief